07026783

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
SEP 07 2007
WASH. D.C. 186 SECTION

Date 28/8/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcements lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
E SEP 26 2007
THOMSON
FINANCIAL

JW 9/20

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	DYNO NOBEL LIMITED
Fax number	0299640170
From	ASX Limited – Company Announcements Office
Date	23-Aug-2007
Time	10:31:36
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Yearly Report

ASX Announcement/Media Release

23 August 2007

Dyno Nobel Delivers Solid Earnings Growth for the Half Year

Dyno Nobel (ASX: DXL) today announced a net profit after tax result, including significant one-off items, of US$43.4 million for the six months ended 30 June 2007. Revenue improved to US$669.4 million up 8.2 per cent on the prior year.

The current period results include after tax costs of restructure and asset impairment at the Canadian 'North Bay' facility of US$3.5 million and project feasibility of US$1.5 million. The prior year results included favourable adjustments of US$4.4 million.

Excluding these adjustments, net profit after tax was US$48.4 million (2006: US$39.6 million), an increase of 22.2 per cent.

		Growth on prior year	
Six month period ended 30th June 2007	US$ millions	Statutory	Pro-forma
Revenue	$669.4	8.2%	4.7%
EBITDA *	$103.4	17.4%	5.1%
NPAT *	**$48.4**	**22.2%**	**9.0%**
NPAT (includes significant non-recurring items)	$43.4	-1.4%	-2.3%
EPS *	6.0 cents	22.4%	9.1%
EPS (includes significant non-recurring items)	5.4 cents	-1.8%	-1.8%

Note: The table provides the Company's statutory (AIFRS) performance and the percentage growth performance compared to last year, both statutory and pro forma (equity accounted).
* Excludes significant non-recurring items.

Dyno Nobel Chief Executive Officer, Mr Peter Richards, said the results highlighted the strength of Dyno Nobel's underlying earnings in its core markets, Australia and North America, in the face of increasing macro economic challenges, including the deteriorating US housing market and tightening labour availability and port capacity in Australia.

"The first six months of 2007 have been an extremely active time for the business, successfully completing six acquisitions and continuing our re-entry in Asia. We have expanded into South East Asia through a joint venture with initiation systems producer, TKEB (Tenaga Kimia Ensign Bickford Sdn Bhd, Malaysia) as well as winning US$7million in new business through our recently opened office in Indonesia. Our investment in Fabchem is

progressing well and presents a foothold into China, the second largest explosives market in the world, which is poised for significant industry consolidation in the medium term, " Mr Richards said.

"The Company's expansion into the drill and blast sector, particularly in the high growth Canadian market through the recent acquisition of Castonguay, represents clear execution of Dyno Nobel's strategy to provide end-to-end service offerings in selected markets. Furthermore, the earnings accretive nature of this acquisition will benefit second half earnings," Mr Richards said.

Major capital projects

Dyno Nobel Moranbah

The anticipated development costs of Moranbah, the proposed ammonium nitrate manufacturing facility in Queensland, have substantially increased due to a delay in detailed engineering, increased project management costs, increased costs for critical trades and labour, and significant additional contingencies.

The principal project construction contract is to be an "alliance" contract which will have a risk and reward sharing component and is currently under negotiation.

Until engineering design and the construction contracts are finalised it will not be practical to estimate the likely final capital cost. However, it is now evident this will be significantly higher than the previous estimate which was in the vicinity of A$520 million.

The Company is nonetheless confident the IRR of the completed project, including pull-through, will exceed the Company's current cost of capital.

The project is now expected to be completed in the first half of 2009.

"We are obviously very disappointed with the increased costs for the Moranbah project. We are not alone in being caught up in the tight labour and construction market, however, we have taken actions to help mitigate the extent of the additional costs. The project remains a strategic priority for the Company and the economics of the Moranbah project remain attractive, despite these increases, and are underpinned by long-term customer commitments to ammonium nitrate volume," said Mr Richards.

To date considerable progress has been made at the Moranbah plant: the ammonia tank foundation is complete, ammonia plant foundations ahead of schedule and 60 per cent complete, relocation of ammonia plant to Moranbah 55 per cent complete and direct man hours and procurement costs are in line with original project estimates.

Cheyenne expansion

Due to changing market conditions, the ammonium nitrate expansion project in Cheyenne, Wyoming is being re-examined from both a scope and schedule perspective. Subject to confirmation of external cost estimates and the timing of customers' expansion plans, the likely revised plan will see the ammonium nitrate solution (ANSOL) and nitric acid plants commissioned in the second quarter 2008, and a deferral of the ammonium nitrate prill tower until 2010.

The revised plan would also involve expanding the ANSOL plant capacity from 150,000 to 200,000 short tonnes per annum, while the new prill tower, when constructed, would have a capacity in the vicinity of 250,000 short tonnes per annum. According to Mr Richards, the expanded ANSOL output would enable Dyno Nobel to leverage strong agricultural fertilizer demand during the interim period until the prill tower is commissioned. The revised project cost to complete the upgrade of the initial expanded phase is estimated to be in the vicinity of US$80 million. The planned earnings contribution from the project remains unchanged for 2008.

Funding

Mr Richards confirmed the Company would be able to meet its current capital commitments, including completing the Sasol Dyno Nobel joint venture acquisition, under existing funding arrangements.

"We are confident the changes made to the two major projects will maintain investment returns above the Company's weighted average cost of capital (WACC) and, importantly, our current funding capacity is able to meet the revised project estimates," said Mr Richards.

Increased efficiency opportunities

Dyno Nobel announced two projects to improve the efficiency and effectiveness of operations: The first, "Project Imagine", will focus on extracting greater value from existing operations through strategic sourcing, supply chain improvements, operational efficiencies and realising shared services opportunities in key business units. Mr Richards said management was also looking for opportunities to increase the utilisation of Dyno Nobel's existing infrastructure and announced today the relocation of its emulsion facilities in Lehi, Utah to Cheyenne, Wyoming.

"This relocation will improve service to our Powder River Basin customers as well as enable the disposal of 753 acres of land in Lehi worth approximately US$40-$50 million (subject to the stage of development when sold)."

Dividend

The Company today also declared an interim dividend of AU2.8 cents, franked to 40 per cent which equates to 45 per cent of consolidated net profit after tax. Mr Richards noted that this is Dyno Nobel's second dividend since listing. "It is pleasing to note the distribution of franking credits to shareholders and we anticipate being in a position to continue to pay franked dividends moving forward."

Outlook

The outlook for Dyno Nobel remains positive despite the downturn in the housing market and subdued east coast coal sector in the United States. The robust demand from China, underpinning strong market growth in Australia and Canada, together with the US Federal Government commitment to infrastructure (US$300 billion), should mitigate Dyno Nobel's exposure to the US housing downturn. Furthermore, the full (half year) benefit of recent acquisitions and efficiency initiatives, coupled with typical seasonal benefits in the US, bode well for the second half result.

Longer term, the benefits of Project Imagine and increased ammonium nitrate manufacturing capacity from Moranbah and Cheyenne will strengthen core earnings and will likely be supplemented by a re-entry into attractive regional markets, via earnings accretive acquisitions.

-ENDS-

For media enquires contact:

Sonja Kukec, Dyno Nobel 0437 766 483.

Gloria Barton, Cannings 0413 520 603 / Peter Brookes, Cannings 0407 911 389.

Background

Dyno Nobel

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US, Mexico, Papua New Guinea and Indonesia. Dyno Nobel is currently listed in the ASX S&P 200 and is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
www.asx.com.au

DX 10427 Stock Exchange
Sydney

Facsimile

To	Company Secretary
Company	DYNO NOBEL LIMITED
Fax number	0299640170
From	ASX Limited – Company Announcements Office
Date	23-Aug-2007
Time	10:31:08
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Half Year Accounts

Dyno Nobel

The Manager Companies
Australian Stock Exchange
Company Announcements Office
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dyno Nobel Limited
ACN 117 733 463
Level 24, 111 Pacific Highway
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

Date 23 August 2007

Dear Sir/Madam,

Re: HALF YEAR RESULT – APPENDIX 4D

Please find attached Dyno Nobel Limited Half Year Results - Appendix 4D for the period ended 30 June 2007.

For and on behalf of
DYNO NOBEL LIMITED

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary

DYNO NOBEL LIMITED

ABN 44 117 733 463

INTERIM FINANCIAL REPORT

AND

APPENDIX 4D

HALF-YEAR ENDED 30 JUNE 2007

This report should be read in conjunction with the most recent annual financial report and any public announcements made by Dyno Nobel Limited during or since the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

CONTENTS

RESULTS FOR ANNOUNCEMENT TO THE MARKET

All Amounts in USD		% Change	Consolidated Half-year 2007 US$'000	2006 US$'000
Sales revenue from continuing operations	UP	7.4	664,533	618,771
Add: Share of sales revenue from joint ventures and associates	UP	1.0	82,381	81,600
Aggregated sales revenue *			746,914	700,371
Earnings before interest and tax (continuing operations)#	DOWN	0.9	76,043	76,755
Profit before tax (continuing operations)	DOWN	0.2	63,789	63,942
Net profit after tax (continuing operations)	UP	2.5	43,387	42,334
Net profit after tax (continuing and discontinued operations)	DOWN	1.5	43,387	44,075
Net profit attributable to the members of Dyno Nobel Limited	DOWN	1.5	43,387	44,037
Basic and dilutive earnings per share - continuing and discontinued operations (cents per share)	DOWN	1.8	5.4	5.5
Basic and dilutive earnings per share - continuing operations (cents per share)	UP	3.8	5.4	5.2
Net tangible assets per share (US$ per share)	UP	366.7	0.14	0.03
Net assets per share (US$ per share)	UP	68.2	0.37	0.22

Dyno Nobel Limited declared and paid an unfranked dividend of A2.8 cents per share on 27 April 2007.

Dyno Nobel Limited has determined to pay a 40% franked dividend of A2.8 cents per share on 23 October 2007. Record date for determining entitlement to the dividend is 4 September 2007.

A dividend reinvestment plan has operated since April 2007. If an election to participate in the dividend reinvestment plan has not been previously lodged, such an election must be received by 4 September 2007.

* *Aggregated sales revenue is defined as statutory sales revenue plus share of sales revenue from joint ventures and associates. The directors believe the disclosure of the revenue attributable to joint ventures and associates provides additional relevant information on the business of Dyno Nobel Limited.*

\# *Consistent with the prospectus, Earnings before interest and tax means earnings before net financing costs and group tax.*

DIRECTORS' REPORT

The directors of Dyno Nobel Limited submit herewith the financial report, presented in United States dollars, for the half-year ended 30 June 2007. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names of the directors of Dyno Nobel Limited during or since the end of the half-year are:

Name

Geoff Tomlinson (Chairman)
Peter Richards
Ralph Harnett
Rod Keller
John Muir
David Walsh
David Wills

The above named directors held office during and since the end of the half-year.

Principal activities

The principal activities of the consolidated entity ("the Dyno Nobel group") during the half-year ended 30 June 2007 were the manufacture and sale of commercial explosives and related services to the mining, quarrying and construction industries in North America and Australia. The principal activities of the group have not changed since the prior year.

Review of operations

Overview

Dyno Nobel Limited was incorporated on 4 January 2006 and listed on the Australian Stock Exchange on 7 April 2006.

During the period, Dyno Nobel Limited has focused on:

- continued improvement initiatives in the operations acquired;
- continued realisation of synergies from recent acquisitions;
- a contract pricing model that mitigates Dyno Nobel Limited's exposure to movement in input costs.

Financial performance

Net profit after tax for the half-year period ended 30 June 2007 was US$43.4 million (2006:US$44.0 million). The current period results include the after tax costs of restructure and asset impairment at the Canadian North Bay facility of US$3.5 million and project feasibility costs of US$1.5 million. The prior year results included favourable adjustments of US$4.4 million. After making adjustments for these items net profit after tax was US$48.4 million (2006:US$39.6 million), an increase of 22.2%.

		Growth on prior year	
Half-year period ended 30 June 2007	*US$ millions*	Statutory	Pro-forma
Revenue	$669.4	8.2%	4.7%
EBITDA *	$103.4	17.4%	5.1%
NPAT *	$48.4	22.2%	9.0%
NPAT (*includes significant non-recurring items*)	$43.4	-1.4%	-2.3%
EPS *	6.0 cents	22.4%	9.1%
EPS (*includes significant non-recurring items*)	5.4 cents	1.8%	1.8%

Note: ***The table provides the company's statutory performance and the percentage growth compared to last year for both statutory and pro-forma.***

**** excludes significant non-recurring items.***

Significant changes in state of affairs

Acquisition of other entities and operations.

During the half-year, the Dyno Nobel group acquired:

- 29.9% of Fabchem China Limited, a leading manufacturer of commercial explosive devices in China;
- 100% of of Le Groupe, Castonguay Inc, the largest drilling and blasting company in Canada;
- 100% of Tradestar Corporation, a USA company specialising in bulk explosives delivery systems;
- 50% of Tenaga Kimia SDN BHD, a Malaysian explosives distribution company; and
- the remaining 50% of Evenson Explosives LLC, a company partially acquired in 2006 through the acquisition of ETI Holdings Corp.

On 1 April 2007 the Dyno Nobel group acquired certain assets of Buckley Northern Nevada, an explosives distributor.

On 14 May 2007 Dyno Nobel executed a share purchase agreement to acquire 50% of the share capital of Sasol Dyno Nobel Proprietary Limited. The completion of the transaction is subject to obtaining approval from the Republic of South Africa Competition Tribunal.

Outlook

Earnings

The outlook for Dyno Nobel remains positive despite the downturn in the housing market and subdued east coast coal sector in the United States. The robust demand from China, underpinning strong market growth in Australia and Canada, together with the US Federal Government commitment to infrastructure (US$300 billion), should mitigate Dyno Nobel's exposure to the US housing downturn. Furthermore, the full (half-year) benefit of recent acquisitions and efficiency initiatives, coupled with typical seasonal benefits in the US, bode well for the second half result.

Major capital projects

Dyno Nobel Moranbah

The anticipated development costs of Moranbah, the proposed ammonium nitrate manufacturing facility in Queensland, have substantially increased. The principal project construction contract is to be an "alliance" contract which will have a risk and reward sharing component and is currently under negotiation. Until engineering design and the construction contracts are finalised it will not be practical to estimate the likely final capital cost. However, it is already evident that this will be significantly higher than the previous estimate of A$520 million.

The company remains confident that the internal rate of return of the completed project, including pull-through, will exceed the Company's current cost of capital. The project is now expected to be completed in the first half of 2009.

Cheyenne expansion

Due to changing market conditions, the ammonium nitrate expansion project in Cheyenne, Wyoming is being re-examined from both a scope and schedule perspective. Subject to confirmation of external cost estimates and the timing of customers' expansion plans, the likely revised plan will see the ammonium nitrate solution (ANSOL) and nitric acid plants commissioned in the second quarter 2008, and a deferral of the ammonium nitrate prill tower until 2010. The revised plan would also involve expanding the ANSOL plant capacity from 150,000 to 200,000 short tonnes per annum, while the new prill tower, when constructed, would have a capacity in the vicinity of 250,000 short tonnes per annum. The expanded ANSOL output would enable Dyno Nobel to leverage strong agricultural fertilizer demand during the interim period until the prill tower is commissioned. The revised project cost to complete the upgrade of the initial expanded phase is estimated to be in the vicinity of US$80 million. The planned earnings contribution from the project remains unchanged for 2008.

Dividend

On 23 August 2007, the directors of Dyno Nobel Limited determined to pay a 40% franked dividend of A2.8 cents per share on 23 October 2007. This dividend equates to 45 % of consolidated net profit after tax, for the half-year ended 30 June 2007. The record date for the dividend is 4 September 2007. The company has in existence a dividend reinvestment plan ("DRP") and eligible shareholders will be able to participate in the DRP in relation to the dividend. The DRP is optional and an information booklet and application form are available from the company. Completed application forms electing to participate in the DRP must be received by the company by no later than 5.00pm (Sydney time) on 4 September 2007 in order to be effective.

Dyno Nobel Limited declared and paid an unfranked dividend of A2.8 cents during the half-year.

The dividends disclosed in 2006 are dividends that were declared and paid out of the pre-acquisition profits of Dyno Nobel Holdings ASA, the former parent entity, to the previous holders of the equity in Dyno Nobel Holdings ASA.

Subsequent events

On 2 July 2007, the Dyno Nobel group lodged a Product Disclosure Statement with ASIC for an offer of hybrid capital in the Dyno Nobel Step-Up Preference Securities ("Dyno Nobel SPS"). The offer proposed to raise A$250 million through an issue of Dyno Nobel SPS with the ability to accept oversubscriptions for up to A$50 million. The offer, including oversubscriptions, was fully subscribed and the issue settled on 3 August, 2007. The total funds raised, A$300 million (US$265 million), were used to repay debt.

There have been no other matters that have arisen since the end of the half-year, that have significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future years.

Auditor's independence declaration

The auditor's independence declaration is included on page 7 of the half-year financial report.

Rounding of amounts

Dyno Nobel Limited is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

Signed in accordance with a resolution of directors made pursuant to s.306 (3) of the Corporations Act 2001.

On behalf of the Directors

Geoff Tomlinson
Chairman
Sydney, 23 August, 2007

The Board of Directors

Dyno Nobel Limited

Level 24, AGL Centre
111 Pacific Highway
North Sydney NSW 2060

23 August 2007

Dear Board Members

Dyno Nobel Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Dyno Nobel Limited.

As lead audit partner for the review of the financial statements of Dyno Nobel Limited for the financial half-year ended 30 June 2007, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

Samantha Lewis

Partner

Chartered Accountant

Sydney, 23 August 2007

Independent review report to the members of Dyno Nobel Limited

Scope

The financial report and directors' responsibility

The financial report comprises the income statement, balance sheet, statement of changes in equity, cash flow statement, selected explanatory notes and the directors' declaration for the consolidated entity for the half-year ended 30 June 2007 as set out on pages 9 to 26. The consolidated entity comprises both Dyno Nobel Limited (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001 and Accounting Standard AASB 134 'Interim Financial Reporting', so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations, its changes in equity and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Dyno Nobel Limited is not in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the consolidated entity's financial position as at 30 June 2007 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Regulations 2001.

DELOITTE TOUCHE TOHMATSU

Samantha Lewis

Partner

Chartered Accountants

Sydney, 23 August 2007

DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303 (5) of the Corporations Act 2001.

On behalf of the Directors

Geoff Tomlinson
Chairman

Sydney, 23 August, 2007

Condensed consolidated income statement for the half-year ended 30 June 2007

	Consolidated	
	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Sales revenue	664,533	618,771
Other revenue	4,843	10,329
Total revenue	669,376	629,100
Other income	88	79
Share of net profits of associates and jointly controlled entities accounted for using the equity method	5,815	3,600
Changes in inventories of finished goods and work in progress	(3,478)	(2,490)
Raw materials and consumables used and finished goods purchased for resale	(289,540)	(301,290)
Purchased services	(79,313)	(68,393)
Repairs and maintenance	(20,873)	(15,558)
Outgoing freight	(25,792)	(23,300)
Lease payments	(5,644)	(3,535)
Depreciation and amortisation expense	(20,010)	(15,577)
Share-based payment expense	(1,040)	(792)
Other employee benefits expense	(141,847)	(114,595)
Restructuring and related asset impairment expenses	(5,397)	-
Other expenses from ordinary activities	(6,302)	(10,494)
Total operating expenses	(593,333)	(552,345)
Profit from operations	76,043	76,755
Financial income	1,999	4,065
Financial expenses	(14,253)	(16,878)
Net financing costs	(12,254)	(12,813)
Profit before tax	63,789	63,942
Income tax expense	(20,402)	(21,608)
Profit from continuing operations	43,387	42,334
Profit from discontinued operations	-	1,741
Profit for the half-year	43,387	44,075
Profit attributable to minority interest	-	(38)
Profit attributable to members of Dyno Nobel Limited	43,387	44,037
Earnings per share:		
From continuing and discontinuing operations:		
Basic (cents per share)	5.4	5.5
Diluted (cents per share)	5.4	5.5
From continuing operations:		
Basic (cents per share)	5.4	5.2
Diluted (cents per share)	5.4	5.2

Notes to the financial statements are included on pages 15 to 26.

Condensed consolidated balance sheet as at 30 June 2007

	Consolidated	
	30 June 2007 US$'000	31 December 2006 US$'000
ASSETS		
Current assets		
Cash and cash equivalents	19,932	33,402
Trade and other receivables	218,653	159,625
Inventories	121,672	107,930
Other	19,608	32,403
Total current assets	379,865	333,360
Non-current assets		
Investments accounted for using the equity method	84,171	53,687
Other financial assets	41,847	35,008
Property, plant and equipment	565,118	395,113
Deferred tax assets	23,375	26,098
Goodwill	161,579	137,986
Other intangible assets	26,192	20,776
Other	584	456
Total non-current assets	902,866	669,124
Total assets	1,282,731	1,002,484
LIABILITIES		
Current liabilities		
Trade and other payables	179,198	160,782
Borrowings	24,742	14,233
Current tax liabilities	12,882	5,472
Provisions	14,406	15,849
Total current liabilities	231,228	196,336
Non-current liabilities		
Borrowings	683,977	507,695
Provisions	68,603	66,189
Total non-current liabilities	752,580	573,884
Total liabilities	983,808	770,220
Net assets	298,923	232,264
EQUITY		
Issued capital	322,214	302,540
Other equity	10,570	10,570
Reserves	35,563	13,176
Accumulated losses	(69,424)	(94,022)
Total equity	298,923	232,264

Notes to the financial statements are included on pages 15 to 26.

Condensed consolidated statement of changes in equity for the half-year ended 30 June 2007

	Issued capital US$'000	Other equity US$'000	Hedge reserve US$'000	Foreign currency reserve US$'000	Asset re-valuation reserve US$'000	Equity settled employee benefits reserve US$'000	Acquisition of minority interest US$'000	Accumulated losses US$'000	Total US$'000
Balance at 1 January 2007	302,640	10,570	(927)	16,278	1,353	2,522	(6,050)	(94,022)	232,264
Loss on derivative financial instruments	-	-	(1,294)	-	-	-	-	-	(1,294)
Exchange differences arising on translation of foreign operations	-	-	-	22,366	-	-	-	-	22,366
Arising from acquisition of associated entities	-	-	-	-	347	-	-	-	347
Net income recognised directly in equity	-	-	(1,294)	22,366	347	-	-	-	21,419
Profit for the half-year	-	-	-	-	-	-	-	43,387	43,387
Total recognised income and expenses	-	-	(1,294)	22,366	347	-	-	43,387	64,806
Transactions with equity holders as equity holders									
Dividend reinvestment plan [2]	18,789	-	-	-	-	-	-	(18,789)	-
Cost of dividend reinvestment plan	(188)	-	-	-	-	-	-	-	(188)
Exercise of options	1,140	-	-	-	-	-	-	-	1,140
Transfer from equity-settled employee benefits reserve	72	-	-	-	-	(72)	-	-	-
Shares acquired under Dyno Nobel Employee Share Ownership Plan	(139)	-	-	-	-	-	-	-	(139)
Share-based payments	-	-	-	-	-	1,040	-	-	1,040
Balance at 30 June 2007	322,214	10,570	(2,221)	38,644	1,700	3,490	(6,050)	(69,424)	298,923

Notes to the financial statements are included on pages 15 to 26.

Condensed consolidated statement of changes in equity for the half-year ended 30 June 2007

	Issued Capital US$'000	Other equity US$'000	Hedge reserve US$'000	Foreign currency reserve US$'000	Asset re-valuation reserve US$'000	Equity settled employee benefits reserve US$'000	Acquisition of minority interest US$'000	Retained earnings/ (Accumulated losses) US$'000	Total US$'000
Balance at 1 January 2006	443,695	-	(292)	4,754	-	-	2,729	467,966	918,852
Prior year adjustment	-	-	-	-	-	-	-	2,943 [3]	2,943
Restated balance 1 January 2006	443,695	-	(292)	4,754	-	-	2,729	470,909	921,795
Loss on derivative financial instruments	-	-	2,174	-	-	-	-	-	2,174
Exchange differences arising on translation of foreign operations	-	-	-	(1,689)	-	-	-	-	(1,689)
Net income recognized directly in equity	-	-	2,174	(1,689)	-	-	-	-	485
Profit for the half-year	-	-	-	-	-	-	38	44,037	44,075
Total recognized income and expense	-	-	2,174	(1,689)	-	-	38	44,037	44,560
Changes arising from IPO and restructuring transactions									
Issue of shares on float	-	1,374,244	-	-	-	-	-	-	1,374,244
Transaction costs of issue net of tax benefit.	-	(24,655)	-	-	-	-	-	-	(24,655)
Acquisition adjustment[1]	-	(1,340,177)	-	-	-	-	-	-	(1,340,177)
Payment of dividend out of pre-acquisition profits to equity holders in DNH ASA[2]	-	-	-	-	-	-	-	(648,218) [2]	(648,218)
Reduction of capital on restructure	(135,000)	-	-	-	-	-	-	-	(135,000)
Other changes									
Change in functional currency of DNHASA	(6,155)	-	-	6,155	-	-	-	-	-
Acquisition of minority interests	-	-	-	-	-	-	(8,741)	-	(8,741)
Transactions with equity holders as equity holders									
Share-based payments	-	-	-	-	-	792	-	-	792
Balance at 30 June 2006	302,540	9,412	1,882	9,220	-	792	(5,974)	(133,272)	184,600

[1] *In accordance with the reverse acquisition accounting requirements of AASB 3 'Business Combinations', the issued capital shown is a continuation of the issued capital of the legal subsidiary, Dyno Nobel Holdings ASA, the former parent entity.*

[2] *Details of the dividends paid and dividend reinvestment plan are set out in Note 4.*

[3] *Details of the prior year adjustment has been set out in Note 3.*

Notes to the financial statements are included on pages 15 to 26.

Condensed consolidated cash flow statement for the half-year ended 30 June 2007

	Consolidated	
	Half-year ended 31 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Cash flows from operating activities		
Receipts from customers	633,511	611,860
Payments to suppliers and employees	(555,923)	(560,202)
Interest and other costs of finance paid	(16,110)	(17,216)
Interest received	454	1,835
Income tax paid	(11,610)	(19,276)
Net cash provided by operating activities	50,322	17,001
Cash flows from investing activities		
Dividends received	2,700	942
Payment for businesses	(86,058)	(100,765)
Payment for property, plant and equipment	(159,380)	(29,016)
Proceeds from sale of property, plant and equipment	514	1,008
Net cash used in investing activities	(242,224)	(127,831)
Cash flows from financing activities		
Proceeds from issues of equity securities	1,140	779,413
Payment for share issue costs	(188)	(28,550)
Proceeds from borrowings	200,558	135,600
Payment for debt issue costs	-	(1,125)
Repayment of borrowings	(26,816)	(333,266)
Loans to associates and jointly controlled entities	(6,861)	-
Redemption of preference shares	-	(418,563)
Net cash provided by financing activities	167,833	133,509
Net (decrease)/ increase in cash and cash equivalents	(24,069)	22,679
Cash and cash equivalents at the beginning of the half-year	33,402	35,131
Effects of exchange rate changes on the balance of cash held in foreign currencies	805	(200)
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	10,138	57,610
Cash and cash equivalents at the end of the half-year includes:		
Cash at Bank	19,932	57,610
Bank overdraft (included in current liabilities-borrowings)	(9,794)	-
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF-YEAR	10,138	57,610[1]

[1]*Included in cash and cash equivalents for 2006 is US$ 19.6 million of cash which is restricted for support of bank guarantees. There are no restrictions applying to the cash and cash equivalents disclosed for 2007.*

Notes to the financial statements are included on pages 15 to 26.

Notes to the condensed consolidated financial statements

1. Significant accounting policies

Corporate Information

Dyno Nobel Limited is a listed public company, incorporated in Australia and operating in the Americas (which includes the United States, Mexico and Canada) and Australia/Asia.

Statement of compliance

The half-year financial report is a general purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 'Interim Financial Reporting' ("AASB 134"). Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'. The half-year financial report does not include notes of the type normally included in an annual financial report. The notes that are included with the half-year financial report are intended to provide an explanation of events and transactions that are significant to the understanding of the changes in financial position and performance of the entity since the last annual reporting date, and should be read in conjunction with the most recent annual report.

Basis of preparation

The condensed financial statements have been prepared on the basis of the historical cost except for the revaluation of certain financial instruments. Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in United States dollars, unless otherwise noted.

The company is a company of the kind referred to in ASIC Class Order 98/0100, dated 10 July 1998, and in accordance with that Class Order amounts in the directors' report and the half-year financial report are rounded off to the nearest thousand dollars, unless otherwise indicated.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the company's annual report for the financial year ended 31 December 2006.

1. **Significant accounting policies (cont'd)**

Adoption of new and revised Accounting Standards

At the date of authorisation of the financial report, a number of Accounting Standards and Interpretations were in issue but not yet effective.

Initial application of the following Standards will not affect any of the amounts recognised in the financial statements, but may change the disclosures presently made in relation to the consolidated entity's and the company's financial statements:

Standard/Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
AASB 2007-7 'Amendments to Australian Accounting Standards'	1 July 2007	31 December 2008
AASB 8 'Operating Segments'	1 January 2009	31 December 2009

Initial application of the following Standards and Interpretations, whilst potentially applicable to Dyno Nobel, is not expected to have any material impact on the financial statements of the consolidated entity and the company:

Standard/Interpretation	Effective for annual reporting periods beginning on or after	Expected to be initially applied in the financial year ending
AASB Interpretation 11 'AASB 2 – Group and Treasury Share Transactions'	1 March 2007	31 December 2008
AASB 2007-1 'Amendments to Australian Accounting Standards arising from AASB Interpretation 11'	1 March 2007	31 December 2008
AASB 2007-2 'Amendments to Australian Accounting Standards arising from AASB Interpretation 12'	1 January 2008	31 December 2008
AASB Interpretation 14 'AASB 119 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction'	1 July 2008	31 December 2009
AASB 123 'Borrowing Costs' – revised standard	1 January 2009	31 December 2009
AASB 2007-6 'Amendments to Australian Accounting Standards arising from AASB 123'	1 January 2009	31 December 2009

AASB 2007-4 'Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments' is effective for annual reporting periods beginning on or after 1 July 2007 (31 December 2008 for the Dyno Nobel Group). AASB 2007-4 makes amendments to a number of Australian Accounting Standards to introduce various accounting policy options, delete various disclosures presently required and make a number of editorial amendments. One of accounting policy options allowed under AASB 2007-04 is the accounting for jointly controlled entities using the proportionate consolidation method. Dyno Nobel is currently considering whether to change its policy in relation to the accounting for jointly controlled entities from the equity accounting method to the proportionate consolidation method, including whether to adopt AASB 2007-04 early. Whilst the method of presentation would not impact the group's net profit after tax or net assets, if proportionate consolidation accounting was adopted changes would be made in the disclosure of individual line items.

A number of other standards have been issued that have not been listed above as they are not relevant to the Dyno Nobel Group's operations.

2. Significant items

	Consolidated	
	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Profit from continuing operations for the half-year includes the following items that are significant because of their nature, size or incidence:		
Gains		
Net curtailment gain on US pension plan	-	7,115
Less: Applicable income tax expense	-	(2,846)
Net foreign exchange gain	-	1,960
Less: Applicable income tax expense	-	(266)
	-	5,963
Expenses		
Restructure expenses and related impairment of assets	5,597[1]	-
Less: Applicable income tax expense	(2,138)	-
Project feasibility costs	1,826[2]	-
Less: Applicable income tax expense	(310)	-
	4,975	-

[1]Effective April 2007, Dyno Nobel undertook a review and restructuring of its operations and assets at North Bay,Canada. The North Bay plant was acquired as part of the ETI Holdings Corp group in February 2006.

[2]During the period and in accordance with its strategic objective to enter those territories sold as part of the group restructuring in 2005, Dyno Nobel incurred due diligence costs in relation to potential acquisitions which were ultimately not completed.

3. Accounting policies, accounting estimates and errors

<u>Prior Year Adjustment</u>

The following prior period errors were discovered and corrected in preparation of the 30 June 2007 half-year financial report. As required under AASB108 'Accounting Policies, Changes in Accounting Estimates and Errors', the errors have been corrected retrospectively by restating the comparative amounts for the balance sheet as at 31 December 2006, opening retained earnings as at 1 January 2006 and the income statement for the half-year ended 30 June 2006.

Nature of error

The economic entity recognises significant liabilities and asset retirement obligations as part of its ongoing business operations. These calculations require the use of cost estimates and discount rates. In the 30 June 2006 and 31 December 2006 financial reports, the consolidated entity identified a calculation error in relation to the environmental liabilities and asset retirement obligation provisions. The amount of the error has been quantified below.

Income statement effect:

The retrospective corresponding income statement error in relation to the items described above was less than US$100,000 for the half-year ended 30 June 2006.

EPS effect

Consistent with the income statement effect noted above, the error has no impact on the basic or diluted earnings per share for the half-year ended 30 June 2006.

	Consolidated 1 January 2006 US$'000
Balance sheet effect:	
Overstatement of non-current provisions in relation to environmental liabilities and asset retirement obligation	6,206
Overstatement of fixed asset dismantlement (net of depreciation)	(1,390)
Overstatement of deferred tax assets	(1,873)
Effect on net assets of prior period	2,943

<u>Revisions of accounting estimates</u>

There were no revisions in the estimates for the half-year ended 30 June 2007.

During the half-year ended 30 June 2006, the directors reassessed the useful life of certain fixed assets in the USA. The financial effect of this reassessment, assuming the assets are held until the end of their estimated useful lives, was to decrease consolidated depreciation expense in the current half-year by approximately US$3.050 million and for the next 1-2 financial years by US$6.100 million with a diminishing annual impact thereafter.

4. Dividends

	Consolidated	
	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Dividends paid out of post IPO[1] earnings	18,789	-
Dividends paid out of pre IPO earnings	-	648,218

[1]Initial Public Offering ("IPO").

On 23 August 2007, the company determined to pay a 40% franked dividend of A2.8 cents per share (A$23.0 million). The dividend will be paid on 23 October 2007. The financial effect of the proposed dividend has not been brought to account in the financial statements for the period ended 30 June 2007 and will be recognised in the 31 December 2007 financial report.

On 27 April 2007, the company declared and paid an unfranked dividend of A2.8 cents per share (A$22.5 million) out of its post IPO retained earnings as part of the company's dividend reinvestment plan ("DRP"). As a result of the participation in the DRP, 4,718,814 fully paid ordinary shares were issued to shareholders. In accordance with the DRP underwriting agreement, Macquarie Equity Capital Markets Limited acquired 5,006,898 shares in order to settle the cash obligations arising from those shareholders who did not participate in the DRP.

On 13 March 2006, the directors of Dyno Nobel Holdings ASA, the former parent entity, declared and paid 2 dividends, being US$149 million (US$5.31 per share) and US$499.2 million (US$17.80 per share) as part of the group restructure transactions occurring prior to the IPO.

5. Segment Information

(a) Business

The consolidated entity operates in only one segment of business, namely the manufacture and sale of commercial explosives and related accessories to the mining, quarrying and construction industries.

(b) Geographical segments

The consolidated entity operates predominately in two geographical segments, the Americas and Australia.

2007 Primary reporting format-geographical	Americas US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	543,047	121,486	-	-	664,533
Other revenue	4,906	25	-	-	4,931
Total segment revenue	547,953	121,511		-	669,464
Segment result	63,857	6,371	-	-	70,228
Share of associates and jointly controlled entities result	3,401	3,067	(653)	-	5,815
Total result	67,258	9,438	(653)	-	76,043
Unallocated net finance costs				(12,254)	(12,254)
Profit from continuing operations before income tax					63,789
Income tax expense					(20,402)
Profit from continuing operations					43,387

2006 Primary reporting format-geographical	Americas US$'000	Australia US$'000	Other US$'000	Unallocated US$'000	Total US$'000
Sales to external customers	516,088	102,683	-	-	618,771
Other revenue	10,389	19			10,408
Total segment revenue	526,477	102,702	-	-	629,179
Segment result	65,178	7,977	-	-	73,155
Share of associates and jointly controlled entities result	3,293	2,083	(1,776)	-	3,600
Total result	68,471	10,060	(1,776)	-	76,755
Unallocated net finance costs				(12,813)	(12,813)
Profit from continuing operations before income tax					63,942
Income tax expense					(21,608)
Profit from continuing operations					42,334

Profit from operations discontinued in 2006 have been disclosed at Note 6 (b).

6. Acquisition and disposals

a) During the current half-year the consolidated entity acquired in the Americas the entities listed below:

Name of entity	Tradestar Corporation
% Acquired	100%
Date of acquisition	10/02/2007
Nature of business	Specialised bulk explosives delivery systems

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value[2] US$'000
ASSETS			
Cash and cash equivalents	1,024	-	1,024
Receivables	967	-	967
Inventories	1,213	-	1,213
Other financial assets	125	-	125
Property, plant and equipment	133	34	167
Intangibles	-	3,330	3,330
TOTAL ASSETS	3,462	3,364	6,826
LIABILITIES			
Payables	1,725	-	1,725
Provisions	2	-	2
Other	341	-	341
Deferred tax liability	54	-	54
TOTAL LIABILITIES	2,122	-	2,122
NET ASSETS			4,704
Goodwill arising on acquisition[1]			609
Cash consideration paid			5,313
Contributed revenue[3]			3,412
Net profit after tax[3]			447

[1]Goodwill is attributable to the synergies expected to arise as a result of the acquisition.

[2]The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3 'Business Combinations' ("AASB 3"), adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.

[3]Revenue and profit for the acquired entity has not been disclosed as if the business combination had occurred from the beginning of the half-year. The information is not readily available as Dyno Nobel Limited would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.

6. Acquisition and disposals (cont'd)

Name of entity	Le Groupe, Castonguay Inc,
% Acquired	100%
Date of acquisition	1/05/2007
Nature of business	Drilling and blasting company

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value[2] US$'000
ASSETS			
Receivables	21,930	-	21,930
Inventories	6,793	-	6,793
Property, plant and equipment	22,870	-	22,870
Other	1,334	-	1,334
TOTAL ASSETS	52,927	-	52,927
LIABILITIES			
Payables	2,775	-	2,775
Loans	17,818	-	17,818
Provisions	3,896	-	3,896
TOTAL LIABILITIES	24,489	-	24,489
NET ASSETS	28,438	-	28,438
Goodwill arising on acquisition[1]			15,814
Cash consideration paid			44,252
Contributed revenue[3]			14,020
Net profit after tax[3]			836

[1]*Goodwill is attributable to the acquired entity's strong position and profitability in trading in the drilling and explosives market and the strategic advantages expected to arise as a result of the acquisition.*

[2]*The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

[3]*Revenue and profit for the acquired entity has not been disclosed as if the business combination had occurred from the beginning of the half-year. The information is not readily available as Dyno Nobel Limited would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.*

6. Acquisition and disposals (cont'd)

Name of entity	Evenson Explosives LLC
% Acquired	Dyno Nobel acquired the remaining 50% interest
Date of acquisition	1/05/2007
Nature of business	Drilling and blasting company

The net assets acquired in the business combination and the goodwill arising are as follows:

	Acquiree's carrying amount before business combination US$'000	Fair value adjustments US$'000	Fair value[2] US$'000
ASSETS			
Cash and cash equivalents	173	-	173
Receivables	707	-	707
Inventories	387	-	387
Intangibles	-	2,480	2,480
Property, plant and equipment	300	694	994
Other	19	-	19
TOTAL ASSETS	1,586	3,174	4,760
LIABILITIES			
Payables	(644)	-	(644)
Borrowings	4	-	4
TOTAL LIABILITIES	(640)	-	(640)
NET ASSETS	2,226	3,174	5,400
Asset revaluation reserve[4]			(347)
Goodwill arising on acquisition[1]			140
Cash consideration paid			5,193
Contributed revenue[3]			2,326
Net profit after tax[3]			465

[1]*Goodwill is attributable to the acquired entity's strong position and profitability in trading in the drilling and explosives market and the strategic advantages expected to arise as a result of the acquisition.*

[2]*The fair value of the net assets has been determined on a provisional basis. In accordance with AASB 3, adjustments to provisional determinations are permitted provided the amounts are completed within 12 months of the acquisition date. The fair value of the assets and liabilities are in the process of being finalised.*

[3]*Revenue and profit for the acquired entity has not been disclosed as if the business combination had occurred from the beginning of the half-year. The information is not readily available as Dyno Nobel Limited would have managed the businesses differently and therefore the results would have been different from the actual results. The information disclosed is from the date of acquisition.*

[4]*In accordance with AASB 3, where a business combination is achieved in stages, each transaction is treated separately using cost and fair value information at the date of each exchange transaction.*

6. Acquisition and disposals (cont'd)

On 16 January 2007 the Dyno Nobel group acquired 29.9% of Fabchem China Limited ("Fabchem"). Fabchem is a leading initiation systems supplier in China. The total purchase consideration, including deferred consideration, is US$32.5 million. The purchase consideration comprises an upfront cash payment of S$0.52 cents per share (US$26.0 million), and deferred payments of S$0.05 contingent on Fabchem being granted an export licence and S$0.13 contingent on Fabchem achieving specified financial performance hurdles.

On 1 April 2007 the Dyno Nobel group acquired certain assets of Buckley Northern Nevada, an explosives distributor, for US$ 4.4 million. The group also acquired 50% of Tenaga Kimia SDN BHD, a Malaysian distribution company for US$1.2 million, and 100% of Patriot Explosives, a North American explosives company for US$0.1 million.

On 14 May 2007 Dyno Nobel executed a share purchase agreement to acquire 50% of the share capital of Sasol Dyno Nobel Proprietary Limited for a net consideration of 250 million rand. The completion of the transaction is subject to obtaining approval from the Republic of South Africa Competition Tribunal.

2006 Acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited

Effective 5 April 2006, Dyno Nobel acquired 100% of the shares in Dyno Nobel Holding ASA for US$1,475 million through the issuance of a loan note for US$1,011 million and the assumption of debt of US$464 million. To settle the loan note purchase consideration, Dyno Nobel issued 346,339,156 ordinary shares for US$593 million, and a further 244,746,106 convertible redeemable preference shares for US$418 million. Through an IPO on the Australian Stock Exchange on 7 April 2006, Dyno Nobel issued a further 455,746,221 ordinary shares for A$1,048 million (US$781 million less transaction costs and associated tax benefit of US$24 million). The proceeds from the IPO were used to reduce debt and redeem the convertible redeemable preference shares.

In accordance with AASB 3, the acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited was accounted for as a reverse acquisition and the consolidated financial statements have therefore been prepared as a continuation of the financial statements of the accounting acquirer, Dyno Nobel Holdings ASA.

b) Discontinued operations

During 2005, the consortium that owned Dyno Nobel Holdings ASA separated the entity into two business groups, being those entities retained and ultimately acquired by Dyno Nobel Limited and those entities, being substantially the businesses in Latin America, Asia, Europe, Middle East and Africa, that were ultimately sold to Orica Limited in 2005. The latter business were disclosed as discontinued operations within the 2005 financial year. Included in the sale were certain contracts in Asia, which were contingent on prescribed conditions being met. These conditions were satisfied during April 2006 and the profit on the sale, being US$1.7 million was therefore recognised in the half-year ended 2006.

7. Issuances, repurchases and repayments of securities

Ordinary shares

Total ordinary shares on issue as at 30 June 2007 are 816,233,903 (31 December 2006: 805,941,524).

Date	Transaction	Number of shares
27 April 2007	Ordinary shares issued arising from dividend reinvestment plan	9,725,712
1 June 2007	Ordinary shares issued on exercise of executive share option plan	566,667
Total		10,292,379

On 30 March 2007, as part of the Dyno Nobel Employee Share Ownership Plan, the plan managers acquired from the market and held on trust a total of 164,000 shares on behalf of Dyno Nobel employees.

Share options

On 1 June 2007, 566,667 of the share options issued in 2006 under the executive share option plan ("ESOP") were redeemed.

On 13 June 2007, Dyno Nobel granted 4,202,503 share options over ordinary shares under ESOP. These options had a fair value of A$2.2 million (US$1.8 million) at grant date and the options will vest subject to the Dyno Nobel group meeting earnings per share hurdles for the years ended 31 December 2007 and 31 December 2008.

8. Earnings per share

	Consolidated	
	Half-year ended 30 June 2007 US$'000	Half-year ended 30 June 2006 US$'000
Profit used as the numerator in calculating basic and diluted earnings per share	43,387	44,037
Adjustment to exclude profit from discontinued operations	-	(1,741)
Profit from continuing operations	43,387	42,296

	Number	Number
Weighted average number of shares used as the denominator in calculating basic earnings per share	809,277,873	805,941,524
Weighted average number of shares used as the denominator in calculating diluted earnings per share	809,605,958	805,941,524

9. Contingent liabilities and contingent assets

Dyno Nobel group is currently a party to a number of unresolved litigation cases and disputes and may be exposed to potential legal and other claims or disputes in the future with respect to its operations and in relation to claims arising out of the operations of certain recently acquired businesses.

Current outstanding claims include personal injury claims arising out of alleged defective products, personal injury claims by employees hurt in the course of transporting products, claims for property damage as a result of the group's blasting activities and environment remediation claims and actions brought against the group by third parties or relevant government agencies. The Dyno Nobel group maintains insurance that may cover all or a portion of any losses arising out of current and outstanding claims. The Dyno Nobel group may be indemnified by the former owners of certain recently acquired businesses for certain of the outstanding claims.

Based on the information currently available, Dyno Nobel Limited is not aware of any circumstance that is likely to lead to a material exposure in respect of known outstanding claims.

The Dyno Nobel group may at any time be subject to a number of tax risk audits being undertaken by relevant authorities in any of the jurisdictions it may be or have operated in. To date, no material tax assessments have been issued. The group is not able to assess any potential financial effect, if any, that may exist as a result of any review or audit, however it is not aware of matters that will have a material impact on the financial result of the Dyno Nobel group.

10. Subsequent events

On 2 July, the Dyno Nobel group lodged a Product Disclosure Statement with ASIC for an offer of hybrid capital in the Dyno Nobel Step-Up Preference Securities ("Dyno Nobel SPS"). The offer proposed to raise A$250 million through an issue of Dyno Nobel SPS with the ability to accept oversubscriptions for up to A$50 million. The offer, including oversubscriptions, was fully subscribed and the issue settled on 3 August, 2007. The total funds raised, A$300 million (US$265 million), were used to repay debt.

There have been no other matters that have arisen since the end of the half-year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future years.

Dyno Nobel Limited



Half year results presentation
Six months to 30 June 2007

DYNO
Dyno Nobel

Delivering growth in core earnings



Peter Richards
Chief Executive Officer

All dollars quoted in USD unless otherwise specified

DYNO
Dyno Nobel

Overview

Strong underlying earnings ✓

Solid performance across North America and Asia Pacific in challenging market conditions ✓

International expansion being pursued selectively:

- Fabchem, China; ✓
- Sasol Dyno Nobel, South Africa (committed)

Continuous improvement opportunities identified to enhance earnings ✓

Moranbah project – revised cost estimates ✗

Interim dividend of 2.8 AU cents, 40% franked ✓

Dyno Nobel

Strong underlying growth

	30 June 2007		Growth on prior half year: Statutory	Pro-forma
Revenue	$669.4m	✓	8.2%	4.7%
EBITDA*	$103.4m	✓	17.4%	5.1%
NPAT*	$48.4m	✓	22.2%	9.0%
EPS*	cents 6.0	✓	22.4%	9.1%

*excludes significant non-recurring items

EBITDA / Cashflow conversion*	82.3%	✓	21.7% improvement against pcp

*Cashflow represents statutory operating cashflow,excluding interest and tax paid

All dollars quoted in USD unless otherwise specified

DYNO
Dyno Nobel

Moranbah: cost pressures

- Facing significant construction cost pressures in labour constrained market
- Revised total project costs expected to significantly exceed original estimate which was ~ A$520 million
- Project completion, 1H 2009
- Customer commitment to 330,000t.p.a.
- Remains value enhancing
- Current funding capacity meets revised project estimates and other existing commitments



Moranbah site, August 2007

Project fundamentals remain attractive & project remains strategic priority for the company

Moranbah: breakdown of cost pressures

- Delay in detailed engineering
- Significant slippage leading to additional project cost (nitric acid plant now critical path)
- Increased project management costs due to multiple site construction interfaces
- Increased 'fly in/fly out' component for critical trades
- Direct man hours and procurement costs in line with original project estimates
- Significant additional contingencies now applied due to current market conditions



Moranbah site, August 2007

DYNO
Dyno Nobel

Moranbah: progress to date

- Ammonia tank foundation complete
- Ammonia tank shell, construction commenced
- Ammonia plant foundations ahead of schedule and 60% complete
- Relocation of ammonia plant to Moranbah in progress; 55% complete
- Site earthworks continuing



Moranbah site, August 2007

DYNO
Dyno Nobel

The Americas: solid platform, extracting value

- Expanding our presence in the value chain
  - Distribution consolidation
  - Drill and blast
  - Simsbury tube line expansion
  - Logistics
- Investing in Canada
  - Attractive market fundamentals
  - Castonguay: market leader in drill and blast
- Improving Gross Margins
  - Successful initiation systems and packaged price increases
  - Favourable market conditions for fertilizer
- Achieving operational efficiencies
  - Mexico IS – commenced and delivering efficiencies
  - North Bay restructure

North American Revenue
End User Segment



Private Label 2%
International/Other 7%
Metals Mining 15%
Agricultural Chemicals 5%
Coal Mining 32%
Quarry & Construction 39%

North American Revenue by Product Category



Other 3%
Packaged 5%
Boosters & Dynamite 9%
IS 22%
AN 61%

DYNO
Dyno Nobel

Cheyenne: changing market conditions

- Manage capacity expansion in the US until greater certainty on volume growth
  - Changed market conditions eg Peabody School Creek
  - Scope of project enhanced
    - ANSOL capacity 150,000 → 200,000 short tonnes per annum
    - Prill capacity scoped for 250,000 short tonnes per annum
  - Deferred construction of prill tower an option
  - Opportunity exists to supply the fertilizer market
  - Decision expected shortly
- $33m capital committed to June 2007
- Revised cost in the vicinity $80 million (excluding prill tower construction)
- Earnings contribution in FY '08
- Additional costs expected to be covered by existing funding facilities



Cheyenne Plant, Wyoming

DYNO
Dyno Nobel

Asia Pacific: growth and international expansion

- Revenue growth:
  - Significant growth in west (metals)
  - Port constraints and wet weather affecting east (coal)
- Asia re-entry on track
  - Fabchem (China)
  - TKEB JV in Malaysia
  - $7m (annualised) new business in Indonesia
- DETNET joint venture
  - Electronics - recent acceleration in customer take-up with introduction of Smartshot™
- QNP – NPAT 8.9% growth on pcp
- Commitment to Moranbah, despite tight construction market

Asia Pacific Revenue by End User Segment


Coal Mining 34%
Metals Mining 66%

Asia Pacific Revenue by Product Category


Other 14%
Packaged 2%
Boosters & Dynamite 4%
IS 16%
AN 64%

DYNO Dyno Nobel

Financial overview: delivering on incremental core earnings


DYNO
7397
7397

Shane Gannon
Chief Financial Officer

Dyno Nobel

Strong fundamentals

Consolidated Income statement

US$m	6 months ended June 2007*	6 months ended June 2006*	Pro forma 2006
Revenue	669.4	618.8	639.6
Gross Profit	246.3	209.4	216.0
EBITDA	103.4	88.1	98.4
EBIT	83.4	72.5	82.8
NPAT	48.4	39.6	44.4
NPAT including significant non-recurring items	43.4	44.0	44.4
EPS (USD cents)	6.0	4.9	5.5
EPS including significant non-recurring items (USD cents)	5.4	5.5	5.5

*excluding significant non-recurring items

DYNO
Dyno Nobel

Core growth, accretive investments

- Continued growth in Company's underlying earnings
- 17% EBITDA growth vs pcp
- 3% increase in Gross margins
  - IS and AN margin improvements
  - Favourable conditions for fertilizer
- Benefit of recent acquisitions, specifically Castonguay (Canada)
- 9 acquisitions since June 2006
- Favourable profit impact from FX movements for USD reporting entity



88.1
6.6
1.6
6.2
0.9
103.4
1H2006 EBITDA
Underlying business improvements
Improved JV performances
Earnings from acquistions
Foreign exchange movements
1H2007 EBITDA

excludes significant non-recurring items

Dyno Nobel

Proportionate view - including joint ventures

- Currently 10 JV's in North America, 14 in total
- Combined JVs generate ~$80m revenue (50% share) YTD
- JV's EBIT increased 27% against pcp
- DETNET (JV with AEL)
  - Small profit in May and June
  - Year to date (EBIT) loss of $0.6m, an improvement of $1.2m on pcp
- Commitment to Sasol Dyno Nobel JV effective Q4

US$m	6 months ended June 2007*	6 months ended June 2006*	Pro forma 2006
Revenue	746.9	700.3	721.0
Gross Profit	282.2	246.3	252.9
EBITDA	112.9	96.6	106.9
EBIT	87.9	76.8	82.9
NPAT	48.4	39.6	44.4
NPAT including significant one-off items	43.4	44.0	44.4

*excluding significant non-recurring items

Statutory proportionate reporting is used internally to reflect the true value of joint ventures to the business

DYNO
Dyno Nobel

Balance sheet: achieving greater flexibility

- Net debt increased by $200.3m:
  - Moranbah / Cheyenne ($110.1m)
  - Acquisitions ($86.2m)
  - Truck fleet replacement ($9.9m)
- Successful SPS (Hybrid) issue (July 2007):
  - Over-subscribed ($300m)
  - Competitive rates (BBSW+200bps)
  - Tax effective
- Post Hybrid issue
  - DNL's headroom currently ~$500m
  - Leverage ratio 2.8x
  - interest cover 5.3x
- Strong 1H performance in operating working capital (13.4% of revenues)
  - Debtors days (48 days) improved by 12.4%

US$m Statutory basis	30 June 2007	31 December 2006
Cash	19.9	33.4
Total Assets	**1282.7**	**1002.5**
Borrowings	708.7	521.9
Total Liabilities	**983.8**	**770.2**
Shareholders equity	**298.9**	**232.3**
Key Indicators:		
Net Debt ($m)	688.8	488.5
Headroom ($m)	258.6	161.0
Leverage ratio	3.8x	2.9x
Interest cover	5.76x	5.91x

- The consolidated Balance Sheet is prepared in accordance with AASB3 'Business Combinations'
- The acquisition of Dyno Nobel Holdings ASA by Dyno Nobel Limited is being accounted for as a reverse acquisition

DYNO
Dyno Nobel

Sufficient funding to support existing initiatives

- Capital Expenditure during the period of $245.5m
- Growth initiatives ($37.6m):
  - Cheyenne ($24.1m)
  - Simsbury tube expansion ($2.4)
  - Truck fleet expansion and replacement ($9.9)
- 6 acquisitions during the period, $86.2m
- Planned capital commitments (excluding DNM & Cheyenne) to December 2007:
  - Sasol Dyno Nobel JV ~ $36m
  - Capital maintenance ~ $20m
  - New business (committed) ~ $20m
- Current funding capacity is able to meet existing capital commitments
- Banking facilities, earliest maturity date April 2009

Statutory basis US$m	30 June 2007
Payment for property plant and equipment:	
Maintenance	35.7
Growth (inc. Cheyenne)	37.6
Moranbah	86.0
Acquisitions:	
Drilling and Blasting (Castonguay)	43.0
Initiation Systems (Fabchem)	26.9
Distribution	10.9
Other	5.4
Total	**245.5**

DYNO
Dyno Nobel

Cashflow: higher conversion rates

Cashflow

- Half-year operating cashflow is $50.3m, 196% increase on 1H 2006 ($17.0m)
- EBITDA Cash Conversion of 82.3%, an increase of 21.7% on 1H 2006
- Driven by improved working capital management, reduced 'debtors days'
- Bodes well for 2H 2007 as business benefits from seasonality effects

Dividends

- Maiden 2.8 AU cent dividend paid in April 2007 (un-franked)
- 2.8 AU cent dividend (40% franked) declared, to be paid in October 2007
- Effective 45% payout ratio

Effective tax rates

- 34.9% (excluding 2006 related payment, 32.9%)
- Structural changes should yield further improvements going forward

Strong underlying business, positive outlook



Peter Richards
Chief Executive Officer

DYNO
Dyno Nobel

The Americas: solid foundation

- Challenging macro-economic environment
  - Limited exposure to residential construction
  - Softening in Appalachian Coal sector
  - Volume impact on economies of scale
- Mitigated by:
  - Favourable long term outlook for PRB (Coal)
  - US Fed Government commitment to infrastructure ($300b)
  - Strong growth in IS exports
  - Growth in fertilizer driven by demand for ethanol
- Significant opportunities for efficiency gains
- Canada well positioned for high growth
  - 20-25% growth in Nunuvut
  - Canada is expected to invest over C$16b in hydro electric projects
  - Dyno Nobel in market leading position in explosives, drill and blast

Asia Pacific: significant growth

- Chinese demand continuing to underpin strong growth
- Marquee customer-base presents significant organic growth potential
  - Benefits of new business wins yet to be realised
- Market acceptance of electronic detonators is showing positive signs
  - Roll out remains a priority
- Re-entry to Asia → on track
  - Fabchem, strategically positioned
  - TKEB, Malaysian IS manufacture
  - Indonesia, winning new business
- Evidence of increasing maintenance expenses

Continuous improvement

Continuous Improvement

- Value creation opportunities identified, enhancing level of earnings from existing operations.
- Leverage from:
  - Regional strategic sourcing
  - Supply chain improvements
  - Operational efficiencies
  - Shared-services opportunities in North America and Asia Pacific
- Earnings benefit likely to be realised by 2009

Asset Utilisation

- Relocation of Lehi (Utah) emulsion plant to Cheyenne.
- The Lehi asset comprises 753 acres located in Utah
- Indicative sale value range $40-$50 m, subject to approvals and stage of development
- Disposal and relocation during 2009
- Further asset evaluation being undertaken

Realising the Vision

Zero Harm	13% reduction in 'incident rates' since listing, Bedford, Canada, 10 years incident-free, Biwawbik plant 19 years incident-free, Carthage 1 million hours incident-free, Newman 10 years LTI-free
Strong Customer Relationships	Existing and new 3-10 year contracts with global mining houses, value-added services such as underground inhibited product, Lihir
Attract, engage & retain the best people	Challenge of maturing skill sets
Continuous Improvement	Project Imagine, Mexico LCO efficiencies, improving gross margins (IS, fertilizer, AN), North Bay restructure,
Enhance Nitrogen & IS	Cheyenne [200kstpa] and Moranbah [330ktpa], Fabchem, TKEB, Simsbury expansion, Dinamita, Detnet
Profitable Growth	Castonguay, Fabchem, Sasol Dyno Nobel, Evenson, Buckley Powder, Indonesian and PNG new business, Cheyenne, Project Imagine, increased focus on cash

The world's leading explosives company, delivering groundbreaking performance through talented people and practical innovation

DYNO
Dyno Nobel

Strong underlying performance, positive outlook

Earnings per share growth. Cash-flow performance improved ✓

Net-favourable macro outlook ✓

- China, Canada, US infrastructure, offsetting a subdued US housing market and east coast coal

Strategic initiatives to yield benefits in 2H 2007 ✓

- LCO efficiency initiatives and export benefits
- *Recognition of profits and synergies from recent acquisitions*

Favourable seasonal effects to benefit 2H 2007, profit and cash ✓

Long-term strategy on track ✓

- Opportunities for significant efficiency gains in core business (Project Imagine)
- AN expansion and increased presence in value chain
- Global re-entry in key growth markets where strict internal criteria met

Questions and answers



DYNO
Dyno Nobel

Appendices



DYNO
Dyno Nobel

Significant non-recurring items

Adjustments to statutory results ($m)	2007
Non-recurring costs / (benefits):	
Integration and redundancy costs	2.1
Pre-feasibility costs – Projects	1.8
North Bay asset impairment	3.5
Total adjustment to EBIT	**7.4**
Tax effect of above adjustments	(2.4)
NPAT increase / (decrease)	**5.0**

	2006
Non-recurring costs / (benefits):	
Integration and redundancy costs	3.4
Pension adjustments	(7.6)
Total adjustment to EBIT	**(4.2)**
Tax effect of above adjustments	1.5
Profits from discontinued businesses	(1.7)
NPAT increase / (decrease)	**(4.4)**

DYNO
Dyno Nobel

Balance sheet

US$m Equity consolidation basis	Statutory basis 30 June 2007	Statutory basis 31 December 2006
Cash and cash equivalents	19.9	33.4
Receivables	218.6	159.6
Inventories	121.7	107.9
Property, plant and equipment	565.1	395.1
Other assets	357.4	306.5
Total assets	1,282.7	1,002.5
Payables	179.2	160.8
Borrowings	708.7	521.9
Provisions	83.0	82.0
Other liabilities	12.9	5.5
Total liabilities	983.8	770.2
Shareholders equity	298.9	232.3
Net Debt	688.9	488.5

DYNO
Dyno Nobel

Consolidated cash flow statement

Statutory basis – US$m	30 June 2007	30 June 2006
Cash from operating activities		
Receipt from customers	633.5	611.9
Payment to suppliers & employees	(555.9)	(560.2)
Interest (net)	(15.7)	(15.4)
Income tax paid	(11.6)	(19.3)
Net cash provided by (used in) operating activities	50.3	17.0
Cash flow from investing activities		
Payment for businesses	(86.1)	(100.8)
Payment for property, plant & equipment	(159.4)	(29.0)
Other	3.3	2.0
Net cash provided by (used in) investing activities	(242.2)	(127.8)
Cash flow from financing activities		
Proceeds from issues of equity securities	1.1	779.4
Payment for share issue costs	(0.2)	(28.5)
Proceeds from borrowings	200.6	135.6
Repayment of borrowings	(26.8)	(333.3)
Redemption of preference shares	-	(418.6)
Other	(6.9)	(1.1)
Net cash provided by (used in) financing activities	167.8	133.5
NET CASH INCREASE (DECREASE) IN CASH HELD	(24.1)	22.7
Cash and cash equivalents at the beginning of the half-year	33.4	35.1
Effects of exchange rate changes	0.8	(0.2)
Cash and cash equivalents at the end of the half-year	10.1	57.6

Cash and cash equivalents at the end of year include:

• Cash and cash equivalent	19.9
• Borrowings – Bank overdraft	(9.8)
	10.1

Dyno Nobel

Business performance – North America

Income statement

EBITDA US$90.2m

US$m	Actual 2007 *	Actual 2006 *	Pro-forma Actual 2006[1]
Revenue	547.9	516.7	532.3
Gross Profit	211.6	179.0	184.5
EBITDA	90.2	77.0	85.7
EBIT	73.9	64.3	73.7

*excluding significant non-recurring items

[1] Pro Forma Equity Basis (A-IFRS)

Dyno Nobel

Business performance – Asia Pacific

Income statement

EBITDA US$13.9m

US$m	Actual 2007 *	Actual 2006 *	Pro-forma Actual 2006[1]
Revenue	121.6	102.2	107.4
Gross Profit	34.7	30.4	31.5
EBITDA	13.9	12.9	14.3
EBIT	10.3	10.0	11.6

*excluding significant non-recurring items

[1] Pro Forma Equity Basis (A-IFRS)

DYNO
Dyno Nobel

FY Reconciliation – statutory basis to proportionate basis

	Statutory basis (Appendix 4E)	Less:share of JV's earnings	Add: JV proportional results	Eliminations	Actual Proportionate
Revenue	669.4		122.8	(45.3)	746.9
Gross Profit	246.3		35.9	-	282.2
EBITDA	99.5	(5.8)	15.3	-	109.0
EBIT	76.0	(5.8)	10.3		80.5
NPAT	43.4	(5.8)	5.8	-	43.4

Figures above include the impact of significant non-recurring items

Consolidated cash flow

Statutory basis US$m	30 June 2007
Pre-tax profit	**63.8**
Depreciation and amortisation	20.0
Tax Paid	(11.6)
Gross cashflow	**72.2**
Change in working capital	(12.6)
Share of profit in jointly controlled entities	(5.8)
Other	(3.5)
Operating cashflow	**50.3**

EBITDA / Cash flow conversion

Statutory basis US$m	30 June 2007
EBITDA (excluding share of JV profits)	**93.7**
Operating cash flow	50.3
Tax Paid	11.6
Net interest paid	15.7
Ungeared pre-tax cash flow	**77.6**
EBITDA / cash flow conversion	82.3%

Key Features of the Dyno Nobel SPS Hybrid

Issue of Dyno Nobel SPS	• Total of A$300.0m raised in the Australian Market • Included over-subscriptions of A$50.0m • 3.0 million Dyno SPS issued
Security	• Dyno SPS are perpetual, preferred units in the Dyno Nobel SPS Trust
Distributions	• Unfranked, semi-annual, floating rate, discretionary & non-cumulative • Distribution rate is 180 day BBSW rate plus the Margin of 2.00% per annum • First distribution period will end on 31 December 2007
First Remarketing Date	• 30 June 2010 • Step Up Margin is the 180 day BBSW plus 2.25% per annum
Allocation of Dyno Nobel SPS	• A$292.0m allocated to 25 Institutions & 9 Retail Brokers • A$8.0m taken up by General and Shareholder priority applicants
Use of SPS Proceeds	• The proceeds of the Offer will be used to pay down debt of the Dyno Nobel Group incurred though recent bolt on acquisitions, enhance balance sheet flexibility and fund expansionary capex commitments.

DYNO
Dyno Nobel

Disclaimer

Important notice and disclaimer

This presentation has been prepared by Dyno Nobel Limited ('Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation.To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

END